Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
KENNETH E. YOUNG ken.young@dechert.com +1 215 994 2988 Direct +1 215 655 2988 Fax

April 29, 2015

VIA EDGAR

Christina DiAngelo Fettig

Senior Staff Accountant

James O’Connor

Senior Counsel – Disclosure Review Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Corporate Capital Trust, Inc. (File No. 333-189544)

Dear Ms. Fettig:

On behalf of Corporate Capital Trust, Inc. (the “Company”), set forth below is the Company’s responses to the comments provided by the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) to the Company on April 29, 2015 regarding the Company’s Post-Effective Amendment No. 5, filed with the Commission on April 16, 2015 (“Amendment No. 5”) to its registration statement on Form N-2 (File No. 333-189544) (the “Registration Statement”) and the prospectus included therein. This letter sets forth the Company’s responses to the staff’s comments, as well as certain additional and revised disclosure.

For your convenience, the staff’s comments are presented in bold, italicized text, below, and each comment is followed by the Company’s response. Page numbers are referenced to Amendment No. 5.

I. PROSPECTUS

1.

Page F-46, With respect to Unfunded Commitments, the staff’s view is that all unfunded commitments are senior securities, unless the Company has liquid assets to cover those unfunded commitments. Please state whether the Company has an internal policy to cover unfunded commitments with liquid assets. Please also confirm that the portion of unfunded commitments that was not covered by liquid assets was treated as senior securities in the consolidated financial statements.

Response:

The Company respectfully advises the staff that it currently does not have a formal internal policy to cover unfunded commitments with liquid assets. However, as of December 31, 2014, the Company believes it had sufficient liquidity to cover its unfunded commitments from cash, cash denominated in foreign currency, short-term investments, and certain investments that could be liquidated on a short-term basis.

As disclosed in the Company’s Note 11 – Commitments and Contingencies, unfunded commitments to provide funds to portfolio companies are not recorded in the Company’s Consolidated Statements of Assets and Liabilities. Since these commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

Although the Company intends to use primarily cash flow from scheduled and early principal repayments and proceeds from borrowings and common stock offerings to fund these commitments, the Company believes it had sufficient liquidity from cash and its investments as of December 31, 2014 to meet its commitments as of such date; therefore, the Company has not treated any such amount as senior securities in its Consolidated Financial Statements.

This response amends and restates the response to this same question filed with the Commission on April 16, 2015.

2.

Please confirm that the Company will segregate liquid assets to cover any unfunded commitments.

Response:

The Company confirms that they will segregate liquid assets to cover any unfunded commitments.

* * * * * *

The Company hereby acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2988.

Sincerely,

/s/ Kenneth E. Young

Kenneth E. Young

cc:	Kirk A. Montgomery
Steven D. Shackelford